# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Amplify ETF Trust, CIK 0001633061
CUSIP: 032108573
Title of class of securities: Amplify Bloomberg AI Equal Weight ETF
Address of issuer's principal executive offices: 3333 WARRENVILLE ROAD, 3333 WARRENVILLE ROAD, LISLE, New Jersey (NJ), 60532
Date of event which requires filing of this statement: 11/05/2026
Amends the filing with accession number 0001999371-26-012489
Filed by CIK 0001861642
Persons authorized to receive notices and communications: Phillip Fitzsimmons, 2001 Route 46, Parsippany, New Jersey (NJ), 07054, 973-255-6928

## Reporting persons
- Hennion & Walsh Asset Management, Inc. (CIK 0001861642): type of reporting person: investment adviser (IA); citizenship or place of organization: New Jersey (NJ); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: As November 5, 2026, the Reporting Person beneficially owns 0 shares of Common Stock, representing 0.0% of the class, and holds no voting or dispositive power over any securities of the Issuer."

## Item 1. Security and Issuer
Title of class of securities: Amplify Bloomberg AI Equal Weight ETF
Name of issuer: Amplify ETF Trust
Address of issuer's principal executive offices: 3333 WARRENVILLE ROAD, 3333 WARRENVILLE ROAD, LISLE, New Jersey (NJ), 60532

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 of the Schedule 13D is hereby amended and supplemented as follows: On November 5, 2026, the Reporting Person completed the sale of all remaining shares of Common Stock held by it. Following such sales, the Reporting Person ceased to beneficially own any securities of the Issuer and is filing this amendment as a final amendment to terminate its reporting obligations under Section

## Item 5. Interest in Securities of the Issuer
Transactions in the class effected during the past sixty days: As of November 5, 2026, the Reporting Person sold 230,329 shares of the isssuer. Subsequest to the sale the reporting Person beneficially owns 0 shares of Common Stock, representing 0.0% of the class, and holds no voting or dispositive power over any securities of the Issuer.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On November 5, 2026 the Reporting Person beneficially owns 0 shares of Common Stock, representing 0.0% of the class.

## Signatures
- Hennion & Walsh Asset Management, Inc.: Phillip Fitzsimmons, Chief Compliance Officer (11/09/2026)